Mail Stop 6010

September 11, 2006

Arthur Johnson, Chief Executive Officer
Odyssey Oil and Gas Inc
        (Formerly Advanced Sports Technologies Inc)
5005 Riverway, Suite 440
Houston Texas 77056

        Re: Odyssey Oil and Gas Inc (Formerly Advanced Sports Technologies Inc)
        Form 10-KSB for the fiscal year ended December 31, 2005
               As Amended
        Forms 10-QSB for March 31 and June 30, 2006
        File No.333-106299

Dear Mr. Johnson:

        We have reviewed the information and amendment filed on July 10, 2006 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment #2 to Form 10-KSB for 12/31/05

Financial Statements
Statements of Operations, page 3

1.   We note your response to our prior comment 2. Please revise your statements of
        operations to present stock issued for services within the category of each type or
        function of operating expenses, rather than as a separate line. Present stock issued for
        professional services within the Professional Fees line item; stock issued for G&A
        activities within the G&A line item; and stock issued for R&D within the R&D line item.
        For guidance please see SAB Topic 14.F.

Note 2. Restatement, page 11

2.   Please revise to discuss the nature of the restatement and clearly label the financial
        statements restated.

Note 4 License Agreement, page 12

3.   Please revise to disclose how you determined each of the components of the $1,065,729
        loss on termination of license recorded in fiscal 2005.

Note 8 Related Party Transactions, page 14

4.   We note in your response to our prior comment 8 that you revised Item 2. However, we
        see that Item 2 continues to make the same disclosures. Please revise Item 2 to present
        the disclosures discussed in your response. In addition, similar revised disclosures
        should be included in Note 8.

Forms 10-QSB for 3/31/06 and 6/30/06

Note 6 Discontinued Operations, page 10

5.   Please revise to disclose how you have accounted for property and equipment which you
        is no longer reported in the balance sheet at 12/31/05. Also, please clarify how you
        computed the gain on disposal of discontinued operations.

Arthur Johnson, Chief Executive Officer

Note 3 Loans Payable - Related Party, page 8
Note 8 Subsequent Event, page 11

6.   We reference the discussion of the advances from your affiliates which are non-interest
        bearing. Please revise to accrue interest as required by SAB Topic 1.B.1, if material.

Note 2 Investment in Oil and Gas Leases, page 8

7.   Please tell us how you determined that it was not necessary to provide financial
        statements for the acquisitions of the working interest. Please see Item 310(c) of
        Regulation S-B.

8.   Please tell us how you valued your investment in the working interest in oil and gas
        properties and how you determined that this investment was not impaired. In addition, it
        appears that this interest was acquired from an affiliate or related party. Please tell us the
        accounting for this interest and whether it was recorded at the Centurion's cost. Refer to
        SAB Topic 5.G.

Note 4(D), page 10

9.   Please tell us how you accounted for the transactions discussed in Note 4(D) that resulted
        in Centurion Gold Holdings obtaining 64% of your stock. The accounting for the
        acquisition of the gas and oil leases should also be clearly disclosed.

Representations

        We see you have not made the requested representations. In connection with responding
to our comments, please provide, in writing, a statement from the company acknowledging that

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

Arthur Johnson, Chief Executive Officer
Odyssey Oil and Gas Inc (Formerly Advanced Sports Technologies Inc)

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3676, if you have questions regarding our comments. In our absence you may contact, Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Brian R. Cascio
Accounting Branch Chief